July 15, 2008	Direct Phone Number: (212) 659-4986 Direct Fax Number: (212) 884-9540 david.zlotchew@haynesboone.com
Via Edgar and Federal Express
Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Clear Skies Solar, Inc. Pre-effective Amendment 2 to Registration Statement on Form S-1 Filed June 24, 2008 (File No. 333-149931)
Dear Ms. Long:
We are counsel to Clear Skies Solar, Inc. (the “Company”). We hereby submit on behalf of the Company a response to the letter of comment, dated July 1, 2008 (“Comment Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to the Company’s Pre-effective Amendment No. 2 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on June 24, 2008 (“Form S-1”).
The Company’s responses are numbered to correspond to the Commission’s comments and are filed in conjunction with Amendment No. 3 to the Form S-1. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. We are also sending courtesy copies of this letter to you by Federal Express, together with a redline of Amendment No. 3 to the Form S-1 marked to show changes from Amendment No. 2 to the Form S-1 as filed.
S-1/A2
Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline, page 15
Comment No. 1:
Refer to prior comment 1. The statement that 723,401 shares underlie the warrants issued to the placement agent is inconsistent with disclosure under (iii) and (iv) of footnote (1) on page 3 and elsewhere that 732,401 shares underlie the warrants issued to the placement agent. Please reconcile the disclosures.

July 15, 2008

Response:
The Company has corrected the typographical error on page 15.
Customers, page 27
Comment No. 2:
We note your disclosure that you intend to focus your activities on governmental customers. If material, please discuss the effects of the moratorium by the federal government on new solar energy projects on public land as reported in the New York Times on June 24, 2008. Alternatively, please tell us why such disclosure would not be material to your business.
Response:
The Company advises that its intended activities with respect to governmental customers does not presently include building solar power plants on federal lands. Accordingly, the Company does not believe that the moratorium referenced by the Staff would have materially affected its business. In any event, as reported by the New York Times and others more recently, the federal government has subsequently lifted such moratorium.
December 31 2007 Financial Statements
Note 10. Stock Options and Warrants, page F-14
Comment No. 3:
We note your use of the phrases “charged to expense” and “charged to earnings” in your responses to prior comments 8 and 9. Please confirm these phrases mean the same thing, that is, you have recorded an expense that has the effect of reducing earnings.
Response:
The Company confirms that the two phrases “charged to expense” and “charged to earnings,” as used in its responses to prior comments 8 and 9, mean the same thing.
Comment No. 4:
We have read your response to prior comment 8. With respect to the agreements with PR Financial Marketing and Econ Corporate Services, you have told us that the related services had been provided to the Company as of December 31, 2007 that entitled these entities to receive the respective equity awards. However, if the amount of the liability balance related to these two agreements is already reflected in a prepaid expense account as of December 31, 2007 or March 31, 2008, then it appears the line item “Obligation to issue options and warrants” may not be appropriate at either of these dates, and total liabilities maybe overstated. That is, for example, if you have accounted for most of the entire $300,000 due to PR as a prepaid expense, but you

July 15, 2008

had yet to issue shares of common stock to them as payment for services as of March 31, 2008, then there would not be a corresponding liability associated with the obligation to issue such awards at that date even if PR had performed all of the services that were originally contracted for in the four months through March 31, 2008. We remind you that there is no impact from a GAAP perspective for a transaction which you have already recorded (in this case, via a prepaid asset). Please advise. Alternatively, revise your financial statements here and in your affected periodic Exchange Act filings.
Response:
The Company has restated its financials statements at and for the year ended December 31, 2007 and at and for the three month period ended March 31, 2008. As restated, such financial statements recognize neither the “obligation to issue options and warrants” nor the offsetting “prepaid expense” on the date of the reverse merger, but rather accrue the fair market value of these obligations over the period during which services are required to be rendered.
Comment No. 5:
Also with respect to the agreement with Econ Corporate Services, you have told us that $527,650, which is the Black-Scholes value of the option to purchase 100,000 shares of common stock, was reflected as an obligation as of December 31, 2007, but that no part of this amount was charged to earnings in 2007. You have also told us that Econ commenced its work immediately after December 12, 2007, the date of the agreement. Please explain to us your basis in GAAP why, if such services were rendered during the latter part of December 2007 which would entitle Econ to receive the option award, the statement of operations was not impacted as of the end of 2007. Please also tell us if any of the $27,650 is reflected in prepaid assets as previously requested, and for how long the agreement with Econ is in effect.
Response:
The Company’s response to prior comment No. 8 stated that Econ commenced its work on December 12, 2007. However, this was a typographical error — the correct start date under the Company’s agreement with Econ was December 17, 2007. The Company’s agreement with Econ has a term of one year commencing December 17, 2007 and provides for the Company (a) to make monthly payments to Econ of $5,000 in cash and (b) to issue to Econ an option to purchase 100,000 shares of the Company’s common stock. The Company paid Econ $10,000 late in December 2007 and charged $2,500 to earnings in December 2007 (or one-half month of the contractual monthly-payment amount in respect of the first 14 days of the term, which fell in December 2007) and included the remaining $7,500 in prepaid expenses. Of the $27,850 total Black Scholes value of the stock option to be issued under the Econ agreement, the Company charged $4,654 to earnings in December 2007 and included the remaining $23,196 in prepaid expenses. The Company amortized said $23,196 at the rate of $1,933 per month during the first quarter of 2008.

July 15, 2008

The Company now believes that the $4,654 charged to earnings in December 2007 and the $1,933 per month amortization during the first quarter of 2008 were in error.
The Company has restated of its financials statements at and for the year ended December 31, 2007 and at and for the three month period ended March 31, 2008. Such restated financial statements reduced the 2007 charge to $1,068, leaving $26,782 as a prepaid expense to be amortized over the 11 1/2 months remaining term of the Econ agreement in 2008 at the rate of $2,329 per full month and half of that amount in the month of December 2008.
March 31 2008 Financial Statements
Note 5. Prepaid expenses and investor relations fees page F-24
Comment No. 6:
We have read your response to prior comment 9. You respond that the $168,053 that appears in this note “will be amortized during 2008.” However, we note the termination of the contract and the receipt of all unused funds as of April 24, 2008, such that the balance in prepaid expenses at that date related to this particular agreement is nil. Therefore, please explain to us what amount is left to be amortized and why amortization is appropriate under GAAP.
Response:
The Company believes that the Staff may have been confused by: (i) the coincidental similarity of amounts, as of March 31, 2008, of the “other receivable” representing the refund from Lux Digital Pictures GmbH (“Lux”) (i.e. $167,988) and the “prepayment of compensation to be amortized. . .” representing the unamortized value of the Econ option and a warrant issued to a consultant (i.e. $168,053); and (ii) the fact that in Amendment No. 1 to the Registration Statement, the latter line item was mislabeled “payment to a European investor relations firm.”
The Company advises that it, in fact, received the refund from Lux after the end of the period (on April 24, 2008) pursuant to an understanding reached in March 2008, and all payments to Lux for costs associated with their performance were removed from the prepaid expense account as of March 31, 2008 with the amount due from Lux as a refund classified as an “Other receivable” on the March 31, 2008 balance sheet. For each of the Company’s agreement with Econ and the other relevant consulting agreement, the period of service over which the Company is amortizing prepaid compensation will end in the fourth quarter of 2008. This is in accordance with GAAP which requires amortization over the period during which services will be rendered.
Exhibit 5.1
Comment No. 7:
Please confirm that by Delaware General Corporate Law you also mean all statutes that affect the interpretation of the General Corporation Law.

July 15, 2008

Response:
Consistent with the November 2007 Current Issues and Rulemaking Projects outline of the Staff, we confirm that the reference to the Delaware General Corporation Law in our opinion includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
Comment No. 8:
Please tell us the purpose of the statement in the fourth paragraph of the opinion that counsel has relied on representations or certificates of officers of the Company or other Government officials: “as to the content and form of certain minutes, records, resolutions or other documents or writings of the Company.” We may have further comment based on your response. Alternatively, please delete this language from the revised legal opinion.
Response:
In connection with rendering our opinion, we have relied on a standard officer’s certificate of the Company certifying to us that the resolutions attached to the officer’s certificate are the resolutions of the Board of Directors of the Company and have not been modified by the Board of Directors.
Comment No. 9:
Please delete the last sentence of the fourth paragraph of the opinion, as this assumption seems to assume away the legal opinion with respect to the Warrant Shares and the Option Shares.
Response:
We have revised the last sentence of the fourth paragraph of our opinion to replace the general reference to “formalities” with specific references to the relevant future facts upon which our opinion depends.
Comment No. 10:
The opinion should include counsel’s determination that the securities are “duly authorized.” Please revise.
Response:
We have revised our opinion to include the words “duly authorized” in each of the three numbered clauses in the fifth paragraph of our opinion.
Comment No. 11:
Counsel must consent also to being named in the registration statement. See Rule 436 of Regulation C under the Securities Act, and revise.

July 15, 2008

Response:
We have revised the first sentence of the final paragraph of our opinion to include our consent to our firm being named in the registration statement.
Comment No. 12:
We note the statement “This opinion is given as of the date hereof and we assume no obligation to update or supplement such opinion to reflect any facts or circumstances that may hereafter come to our attention or any changes that may hereafter occur.” Since the opinion must speak as of the registration statement’s effectiveness, please delete this statement. Alternatively, file a new opinion immediately before the registration statement’s effectiveness.
Response:
We have revised our opinion to state that the opinion is given as of the effective date of the registration statement and we assume no obligation to update such opinion after the effective date of the registration statement.
Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 659-4986.
Very truly yours,
/s/ David M. Zlotchew
David M. Zlotchew
cc:     Arthur L. Goldberg